		Exhibit 11.1
TARGA RESOURCES CORP.
STATEMENT RE COMPUTATION OF PER SHARE EARNINGS
(Shares in millions; Dollars in millions except per share amounts)

	Three Months Ended March 31,
	2011	2010
Net income	$40.8	$35.9
Less: Net income attributable to noncontrolling interest	34.0	14.0
Net income attributable to Targa Resources Corp.	6.8	21.9
Dividends on Series B preferred stock	-	(4.6)
Undistributed earnings attibutable to preferred shareholders	-	(17.3)
Net income attributable to common shareholders	$6.8	$-

Weighted average shares outstanding - basic	40.9	3.9

Net income available per common share - basic	$0.17	$-

Weighted average shares outstanding	40.9	3.9
Dilutive effect of unvested stock awards	0.4	-
Weighted average shares outstanding - diluted	41.3	3.9

Net income (loss) available per common share - diluted	$0.16	$-